

Mail Stop 3561

February 23, 2009

Mr. Stephen Browand
Chief Executive Officer
BioNeutral Group, Inc.
211 Warren Street
Newark, New Jersey 07103

      Re: **BioNeutral Group, Inc.**
              Item 4.01 Form 8-K
              Filed February 5, 2009
              File No. 333-149235

Dear Mr. Browand:

      We have completed our review of your Form 8-K and have no further comments at this time.

                    Sincerely,

                    Ta Tanisha Meadows
                    Staff Accountant